Room 4561

April 27, 2006

Mr. Richard E. Belluzo
Chief Executive Officer
Quantum Corporation
1650 Technology Drive
Suite 800
San Jose, California 95110

      Re: **Quantum Corporation**
             Form 10-K for the Fiscal Year Ended March 31, 2005
             Filed June 8, 2005
             File No. 1-13449

Dear Mr. Belluzo,

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Brad Skinner
                Accounting Branch Chief